

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Steven R. Fox
President and Chief Executive Officer
Stalar 5, Inc.
317 Madison Ave., Suite 1520
New York, NY 10017

> Re: **Stalar 5, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed December 7, 2012**
> **File No. 000-54844**

Dear Mr. Fox:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10
Item 1. Business
Form of Acquisition, page 6

1.   We note your response to prior comment 3 in our letter dated November 27, 2012. Please revise your disclosure to conform to the disclosure proposed in your response. In particular, the phrase "all prior then the Registrant's then existing stockholders" in the second paragraph appears to be a typographical error. If this is not a typographical error, please supplementally explain.

Item 1A. Risk Factors, page 10

2.   We note your revised disclosure in response to prior comment 4 in our letter dated November 27, 2012, and we reissue it. The purpose of the risk factors section is to highlight risks that might affect a shareholder's investment in your shares, not

management's ability to provide assurance as to a particular event occurring. Please revise the risk factors to eliminate statements such as ''we cannot assure you'' that an event might or might not happen, and revise your disclosure to explain to the shareholder why the occurrence of a risk might or might not happen and management's view of the likelihood that it would occur. For example, see:

- the first risk factor on page 11;
- the second risk factor on page 13;
- the fourth risk factor on page 14;
- the fourth and fifth risk factors on page 15; and
- the second and fourth risk factors on page 16.

Item 5. Directors and Executive Officers, page 21

3.   You disclose that Dr. Fox was the founder and chairman of Enamelon, Inc. Please revise your registration statement as appropriate to disclose:

- the dates, by month and year, during which Dr. Fox served as the Chief Executive Officer and chairman of Enamelon;
- that, as disclosed in its Form 8-K filed on September 27, 2000, Enamelon consented to the entry of an Order for Relief by the U.S. Bankruptcy Court for the District of New Jersey pursuant to Chapter 11 of the U.S. Bankruptcy Code;
- that Enamelon was not current in its Exchange Act reporting obligations;
- the filings that Enamelon failed to timely file with the Commission; and
- that a decision was rendered on November 10, 2005 in an administrative proceeding pursuant to Section 12(j) of the Exchange Act before the Commission revoking the registration of the registered common stock of Enamelon.

Alternatively, please tell us why you believe that such disclosure is not warranted.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 24

4.   We note your response to prior comment 8 in our letter dated November 27, 2012. Please revise your disclosure to include the information provided in your response.

Exhibit 23

5.   Please provide an updated consent from your independent accountant in your next pre-effective amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Elizabeth L. Metayer